Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2022

BEIJING and NEW YORK, May 31, 2023 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (OTC: WINS), a company focus on investment and asset management that provides integrated financing solutions to small and medium enterprises ("SMEs") in China and is developing a business in medical equipment sales. Today announced its unaudited financial results for the first six months ended December 31, 2022.

Fiscal Six Months Ended December 31, 2022 - Financial and Operational Summary

•	Direct financing lease interest income was $0.03 million, compared to $0.5 million for the corresponding period ended December 31, 2021.

•	Medical equipment sales was $1.0 million, compared to nil for the corresponding period ended December 21,2021.

On July 21, 2022, Wins Finance Holdings Inc. (the “Company”) issued options to purchase an aggregate of 900,000 of its ordinary shares to 29 of its officers.

At present the main focus of our operations is the sale of medical equipment, financial leasing and financial advisory services. Our financial leasing business has been unaffected by the disposal of our financial guarantee business. In the future, Wins’s medical business will mainly focus on the sales of domestic medical characteristic equipment and consumables. We have established a sales agent system covering the whole country, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and bone nails to medical device companies.

On October 11, 2021, Wins established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7, 2022，Dalian Ruikai Taifu acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. The main business includes the sale of specialty medical equipment and consumables and the establishment of cancer diagnosis and treatment centers in China. On September 19, 2022, Zhongrui Xukai acquired a 51% interest in Tianjin Runcheng Medical Technology Co., LTD. Its main businesses are medical sales and medical management. Medical Equipment sales were $1.0 million for the six months ended December 31, 2022. Of such amount, (i) sales by Xukai were $0.7 million, mainly selling PET-CT intraocular lens and molybdenum target to hospitals, and (ii) Runcheng generated $0.25 million of sales, mainly selling bone nails and accessories to medical device companies. In the future, we believe that the medical business will become our main source of income. On June 16, 2021, we established Beijing Fu Sheng Xing Trading Co., LTD., which is mainly engaged in medical equipment sales. We plan to gradually divest the leasing business.

In view of the slowdown in the Chinese economy and the impact of COVID-19, lessees’ ability to repay their rental expenses was significantly impaired since the beginning of 2020. We have instituted risk controls to mitigate the risks inherent in our financial leasing business and strengthen the recovery of our lease receivables. In addition, we are intent upon expanding our financing channels, developing new strategies to increase our cash flow and seeking out strategic investors to invest in our Company to develop our medical business. we expect our medical business to become our new business growth points in the future. We believe that we will be able to weather the currently difficult economic environment.

Financial Results for the Six Months Ended December 31, 2021

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing and financial advisory and agency services.(2) Medical Equipment Sales.

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers was $0.03 million for the six months ended December 31, 2022, a decrease of $0.47million, or 94%, as compared to $0.5 million for the six months ended December 31, 2021. The decrease was primarily attributable to the impact of the global COVID-19 pandemic.

Medical Equipment Sales.

The income of medical equipment sales was $1.0 million for the six months ended December 31, 2022 as compared to nil for the six months ended December 31, 2021.

Non-interest expenses

Non-interest expense was $0.5 million for the six months ended December 31, 2022, as compared to non-interest expense of $0.5 million for the six months ended December 31, 2021.

Income before taxes

Loss before taxes was $1.6 million for the six months ended December 31, 2022, an improvement of $0.1 million as compared to loss before taxes of $1.7 million for the six months ended December 31, 2021. The improvement was attributable to the prior accounting error adjustments.

Net income

Net loss was $1.8 million for the six months ended December 31, 2022, an increase of $ 0.1 million as compared to net loss of $1.7 million for the six months ended December 31, 2021. The decrease was mainly due to prior accounting error adjustments.

Current Outlook

The first six months of fiscal 2023 has been a period of transition for the Company given its disposal of its financial guarantee business as well as the lingering economic impact of the COVID-19 pandemic.

Our board of directors adopted a 2022 Equity Incentive Plan in May 2022 which provides for the issuance of up to 9,498,725 shares under the plan. The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Wins Finance Holdings, Inc. and its Affiliates upon whose judgment, initiative, and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company. On July 21, 2022, the Company issued options to purchase an aggregate of 900,000 of its ordinary shares to 29 of its officers.

As the Company's strategic focus shifts to the medical business, we are establishing our own medical research and development and sales team. We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

About Wins Finance Holdings Inc.

Wins Finance Holdings Inc. (“Wins Finance”) is an integrated financing solution provider that assists Chinese small and medium enterprise (SMEs) that have limited access to financing and enables them to obtain funding for business development. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic engagement of its management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance believes that it is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to China’s under-served SMEs segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2021 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022		Audited June 30, 2022
ASSETS
Cash		$504,022		$159,543
Restricted cash
Net investment in direct financing leases		(1,186,945)		688,663
Interest receivable		-		-
Operating lease, right-of-use asset
Property and equipment, net		24,913		3,740
Deferred tax assets, net
Other assets		2,598,930		611,645
Non-marketable investment
Assets of disposal group classified as held for sale
TOTAL ASSETS		$2,038,480		$1,463,591

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$		$
Other loans for capital lease business		-
Interest payable
Income tax payable
Deposits from direct financing leases		2,076,641		2,084,305
Operating lease liability-current
Other liabilities		3,480,109		4,307,188
Due to related party		157,890		464,000
Operating lease liability-non-current
Liabilities of disposal group classified as held for sale
Total Liabilities		$6,037,899		6,855,493

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018)		$1,984		1,984
Additional paid-in capital		211,817,430		211,934,432
Statutory reserve		4,687,085		4,687,085
Retained earnings		(211,560,252)		(209,759,764)
Accumulated other comprehensive loss		(9,386,888)		(12,144,004)
Minority Interest		441,221		(111,635)
Total Stockholders’ Equity		(3,999,419)		(5,391,902)
Noncontrolling interests
TOTAL LIABILITIES AND EQUITY		$2,038,480		$1,463,591

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	For six months ended December 31
	2022	2021
Direct financing lease income
Direct financing lease interest income	250,822		$492,100
Interest expense for direct financing lease	(461,424)
Business collaboration fee and commission expenses for leasing projects
Provision for lease payment receivable	(1,808,322)		1,776,932
Net direct financing lease interest income after provision for receivables	(1,044,469)		$2,269,032

Medical Equipment Sales	979,204		-
Net revenue	(1,039,720)		$2,269,032

Non-interest income
Interest on investment securities-held to maturity			-
Total non-interest income			$-

Non-interest expense
Business taxes and surcharges	(3,632)		(232)
Salaries and employee charges	(311,020)		(296,375)
Rental expenses	(35,852)		(37,590)
Other operating expenses	(211,740)		(189,036)
Total non-interest expense	(562,244)		$(523,233)

Income before taxes	(1,601,964)		1,745,799

Income tax expense	(13,059)		(741)

NET (LOSSES)/INCOME FRROM CONTINUING OPERATION	(1,615,023)		$1,745,058

Net loss attributable to noncontrolling interests	161,836	$

Total Net (Losses)/Income	(1,776,859)		1,745,058

Other comprehensive income (loss)
Foreign currency translation adjustment	2,753,336		2,156,293
COMPREHENSIVE (LOSS)/INCOME	976,477		$3,901,351

Weighted-average ordinary shares outstanding
Basic			19,837,642
Diluted			19,837,642

Earnings per share
Basic	(0.09)		$0.09
Diluted	(0.09)		$0.09
From continuing operation	(0.08)		$0.09
From noncontrolling interests	0.01	$